Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-237583

PROSPECTUS SUPPLEMENT dated December 10, 2020
(to Prospectus dated May 29, 2020, as supplemented from time to time)

EAGLE POINT INCOME COMPANY INC.

$7,500,000 of Common Stock

IMPORTANT NOTICE REGARDING ELECTRONIC DELIVERY

Beginning in February 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of shareholder reports for Eagle Point Income Company Inc. (the “Company”) such as this report will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on the Company’s website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you do not need to take any action. For shareholder reports and other communications from the Company issued prior to February 2021, you may elect to receive such reports and other communications electronically. If you own shares of the Company through a financial intermediary, you may contact your financial intermediary to elect to receive materials electronically. You may also visit www.fundreports.com or call 1-866-345-5954. If you own shares of the Company directly, you may contact us at 1-844-810-6501.

You may elect to receive all future reports in paper, free of charge. If you own shares of the Company through a financial intermediary, you may contact your financial intermediary to elect to continue to receive paper copies of your shareholder reports after February 2021. You may also visit www.fundreports.com or call 1-866-345-5954. If you make such an election through your financial intermediary, your election to receive reports in paper may apply to all funds held through your financial intermediary. If you own shares of the Company directly, you may contact us at 1-844-810-6501.

This prospectus supplement supplements the prospectus supplement dated June 1, 2020, or the “June Supplement,” and the accompanying prospectus thereto dated May 29, 2020, or the “Base Prospectus.” The Base Prospectus and June Supplement, and all supplements to or documents incorporated by reference into the Base Prospectus and June Supplement, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of $7,500,000 aggregate amount of common stock, par value $0.001 per share, or the “common stock,” pursuant to an at market issuance sales agreement, dated November 22, 2019, and amended June 1, 2020, with B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.) and National Securities Corporation. This prospectus supplement provides certain updated financial information for the Company as of November 30, 2020.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-17 of the June Supplement and page 17 of the Base Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Income Company Inc., a Delaware corporation.

UPDATED FINANCIAL INFORMATION

Management’s unaudited estimate of the range of the net asset value per share of our common stock as of November 30, 2020 was between $16.03 and $16.07.